August 29, 2025

Division of Corporation Finance U.S. Securities & Exchange Commission 100 F Street, NE Washington, D.C. 20549

Re:	111, Inc. Annual Report on Form 20-F Filed April 29, 2025 File No. 001-38639

Attn:	Division of Corporation Finance Office of Trade & Services

VIA EDGAR

Dear Blaise Rhodes and Rufus Decker:

This letter sets forth the responses of 111, Inc. (the “Company”) to the comments (the “Comments”) the Company received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated July 24, 2025.

For the Staff’s convenience, we have included herein the Comments in bold, and the Company’s responses are set forth immediately below the Comments.

Form 20-F for Fiscal Year Ended December 31, 2024

Consolidated Financial Statements

Reports of Independent Registered Public Accounting Firm, page F-4

1.	Please amend your Form 20-F to include an audit report that covers the effects of the retrospective adjustments related to basis of presentation and segment reporting discussed in Note 2(a) and 2(ad) to the financial statements. Refer to PCAOB Staff Questions and Answers on Adjustments to Prior-Period Financial Statements Audited by a Predecessor Auditor, PCAOB AS 3105.54 through .58 and PCAOB AS 3110.06 through .07, as applicable.

Responses:

The Company acknowledges the Staff’s comment and respectfully advises that as explained in the previous response letter, there were no retrospective adjustments to the consolidated financial statements related to the basis of presentation and segment reporting and therefore there was no need for the predecessor auditor to have included the carve out from their opinion. As a result, the Company is filing contemporaneously with the Commission Amendment No. 1 with the inclusion of an updated opinion from the predecessor auditor which does not include reference to the exclusion of the retrospective changes to its Annual Report on Form 20-F for the fiscal year ended December 31, 2024 (the “Original Form 20-F”), which was filed with the Commission on April 29, 2025 in response to the Staff’s comment.

Except as expressly described above, Amendment No. 1 does not amend, supplement, or update the information contained in the Original Form 20-F, nor does it reflect any events occurring after the filing of the Original Form 20-F.

If you have further questions or comments regarding, or require further information or clarification of, any of the responses provided in this letter or if the Commission has any questions with respect to 111, Inc.’s Annual Report on Form 20-F, please contact the undersigned or Kevin Zhang (Tel: +852-2533-3384) of Davis Polk & Wardwell LLP.

Sincerely yours,

111, Inc.

By:	/s/ Junling Liu
Name: Junling Liu
Title: Chief Executive Officer

cc:	Kevin Zhang
Davis Polk & Wardwell LLP Selina Lin (+86 156-0162-0156) Grant Thornton Zhitong Certified Public Accountants LLP Kevin Lin (+86 186-2185-0167) Deloitte Touche Tohmatsu Certified Public Accountants LLP

2